UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                               (AMENDMENT NO. 9)*

                               MESSAGEMEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       FIRST VIRTUAL HOLDINGS INCORPORATED
-------------------------------------------------------------------------------
                             (Former Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
                       ----------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

       RONALD FISHER                           STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                        SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                        125 BROAD STREET
  NEWTON CENTER, MA 02159                        NEW YORK, NY 10004
      (617) 928-9300                               (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 31, 1998
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)
                              (Page 1 of 19 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                   PAGE 2 OF 19 PAGES
------------------------                            ---------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         21,151,550(1)(2)
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           3,321,217(1)
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              21,151,550(1) (2)
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,472,767(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       62.7%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
 (1) See Item 5.
 (2) SOFTBANK Holdings disclaims beneficial ownership of the the shares of Common Stock directly or indirectly owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                  PAGE 3 OF 19 PAGES
------------------------                            ---------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       SOFTBANK TECHNOLOGY VENTURES IV L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         10,376,950(1)
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           3,321,217(1)
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              10,376,950(1)
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,698,167(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       35.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
 (1)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 4 OF 19 PAGES
------------------------                            ---------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       SOFTBANK AMERICA INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         21,151,550(1)(2)
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           3,321,217(1)
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              21,151,550(1) (2)
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,472,767(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       62.7%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
 (1) See Item 5.
 (2) SOFTBANK America disclaims beneficial ownership of the shares of Common Stock directly or indirectly owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 5 OF 19 PAGES
------------------------                            ---------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       SOFTBANK CORP.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         22,031,038(1)(2)
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           3,321,217(1)
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              22,031,038(1)(2)
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,352,255(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       64.9%(1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
 (1) See Item 5.
 (2) SOFTBANK disclaims beneficial ownership of the shares of Common Stock directly or indirectly owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 6 OF 19 PAGES
------------------------                            ---------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         22,031,038(1)(2)
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           3,321,217(1)
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              22,031,038(1)(2)
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,352,255(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       64.9%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
 (1) See Item 5.
 (2) Masayoshi Son disclaims beneficial ownership of the shares of Common
Stock directly or indirectly owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 7 OF 19 PAGES
------------------------                            ---------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       STV IV LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         10,575,775(1)
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           3,321,217(1)
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON              10,575,775(1)
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,896,992(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       35.6%(1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
 (1) See Items 4, 5 and 6.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 8 OF 19 PAGES
------------------------                            ---------------------------

         This amendment amends and restates the Statement on Schedule 13D originally filed by SOFTBANK Holdings (as defined herein), SOFTBANK Technology (as defined herein), SOFTBANK (as defined herein), Son (as defined herein) and STV (as defined herein) on May 11, 1998, as amended on June 4, 1998, June 15, 1998, June 23, 1998, June 29, 1998, August 24, 1998, August 31, 1998, September
10, 1998 and December 11, 1998 (as amended, the "Statement"), with respect to the Common Stock (as defined herein) of MessageMedia, Inc., a Delaware corporation formerly known as First Virtual Holdings Incorporated. In addition, SOFTBANK America (as defined herein) hereby reports on Schedule 13D with respect to shares of Common Stock beneficially owned by it.

         The descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended, and incorporated by reference herein. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Statement.


ITEM 1.   SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of MessageMedia, Inc., a Delaware corporation formerly known as First Virtual Holdings Incorporated (the "Company"). The principal executive offices of the Company are located at 4104 Sorrento Valley Boulevard, Suite 200, San Diego, California 92121.


ITEM 2.   IDENTITY AND BACKGROUND.

         This Statement is filed by SOFTBANK America Inc. ("SOFTBANK America"), SOFTBANK Holdings Inc. ("SOFTBANK Holdings"), SOFTBANK Technology Ventures IV L.P. ("SOFTBANK Technology"), SOFTBANK Corp. ("SOFTBANK"), Masayoshi Son ("Son") and STV IV LLC ("STV" and, together with SOFTBANK America, SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK and Son, the "Reporting Persons").

         (A), (B), (C) AND (F). The principal business offices of SOFTBANK America are located at 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business offices of SOFTBANK Holdings are located at 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The principal business offices of SOFTBANK Technology and STV are located at 333 West San Carlos Street, Suite 1225, San Jose, California 95110. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. Son's business address is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan.

         SOFTBANK America is a Delaware corporation and is a wholly-owned subsidiary of SOFTBANK Holdings. The principal business of SOFTBANK America is to serve as a holding company for operations and investments of SOFTBANK.

         SOFTBANK Holdings is a Delaware corporation and is a wholly-owned subsidiary of SOFTBANK. The principal business of SOFTBANK America is to serve as a holding company for operations and investments of SOFTBANK.

         STV is a Delaware limited liability company and is 50% owned by SOFTBANK America. STV serves as the general partner of SOFTBANK Technology.

         SOFTBANK  Technology  is  a  Delaware  limited  partnership.   SOFTBANK
Technology is an investment fund; its general partner is STV.

         SOFTBANK is a corporation organized under the laws of Japan. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

         Son, a Japanese citizen, is the President, Chief Executive Officer and a director of SOFTBANK. Son owns, directly and indirectly, an approximate 43.3% interest in SOFTBANK.

         The information contained on Schedules 1, 2, 3 and 4 are incorporated by reference herein .

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 9 OF 19 PAGES
------------------------                            ---------------------------

         (D) AND (E). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, 3 or 4, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchases of the shares of Common Stock purchased by SOFTBANK Holdings and SOFTBANK Technology as reported herein were funded by available working capital of SOFTBANK Holdings and SOFTBANK Technology. The information set forth in Item 4 with respect to transactions contemplated in the Subscription Agreement (as defined herein) is incorporated herein by reference. See also Item 4.


ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of the transactions by the Reporting Persons described in this Statement was the acquisition of a controlling interest in the Company.

         Pursuant to the Purchase Agreement, dated as of April 30, 1998 (the "Purchase Agreement"), by and among the Company, SOFTBANK Holdings and SOFTBANK Technology, SOFTBANK Holdings and SOFTBANK Technology each purchased 5,000,000 shares of Common Stock from the Company for a purchase price of $0.60 per share. The transactions contemplated in the Purchase Agreement were consummated on June 25, 1998.

         Pursuant to the Option Agreement, dated as of April 30, 1998 (the "Option Agreement"), by and among SOFTBANK Technology, SOFTBANK Holdings and the persons and entities whose names appear on the signature page thereof, SOFTBANK Technology and SOFTBANK Holdings purchased options (the "Options") on 327 and 328 shares of Series A Convertible Preferred Stock of the Company (the "Preferred Shares"), respectively. SOFTBANK Technology and SOFTBANK Holdings exercised the Options on June 25, 1998. Upon exercise of the Options, each Preferred Share was converted, pursuant to the Conversion Agreement referred to below, into 9,096 shares of Common Stock.

         Pursuant to the Promissory Note and Stock Purchase Agreement, dated as of April 30, 1998 (the "Promissory Note and Stock Purchase Agreement"), by and among SOFTBANK Holdings and holders of Promissory Notes (as defined herein) and Common Stock of the Company listed on Exhibit A thereof, on June 25, 1998, SOFTBANK Holdings purchased and such holders sold (1) 1,200,000 shares of Common Stock and (2) promissory notes (the "Promissory Notes") in a principal amount of $1,200,000. Pursuant to the Conversion Agreement, the Promissory Notes were converted into 1,280,271 shares of Common Stock.

         In connection with the execution of the Option Agreement and the Promissory Note and Stock Purchase Agreement, SOFTBANK Holdings and SOFTBANK Technology entered into a Conversion Agreement, dated as of April 30, 1998 (the "Conversion Agreement"), with the Company providing for the conversion of the Promissory Notes and the Preferred Shares into shares of Common Stock. Pursuant to the Conversion Agreement, the Promissory Notes were converted into a number of shares of Common Stock equal to the ratio determined by dividing (i) the principal amount of, and accrued but unpaid interest owing on, the Promissory Notes as of the date of conversion by (ii) $0.60, and each Preferred Share tendered for conversion was converted into a number of shares of Common Stock equal to (i) $5,458 divided by (ii) $0.60, rounded down to the nearest whole share.

         Immediately after consummation of the transactions contemplated in the Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement and Conversion Agreement, SOFTBANK Technology transferred 183,399 shares of Common Stock to SOFTBANK Advisors (as defined in Item 6).

         As part of a reorganization of the corporations controlled by SOFTBANK, on December 31, 1998, pursuant to the Subscription Agreement, dated December 31, 1998 (the "Subscription Agreement")(attached hereto as Exhibit Q), between SOFTBANK Holdings and SOFTBANK America, SOFTBANK Holdings subscribed to 100 shares of common stock of SOFTBANK America for a purchase price of $10.00 per share, and, as an additional contribution to capital, SOFTBANK Holdings assigned and transferred to SOFTBANK America all of its right, title and interest in, inter alia, 10,575,775 shares of Common Stock, free and clear of all liens, encumbrances, equities or claims.

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 10 OF 19 PAGES
------------------------                            ---------------------------

         The Reporting Persons may transfer the shares of Common Stock acquired pursuant to the agreements described in this Statement to one or more of their respective affiliates or entities in which they may or may not have minority equity investments, although they currently have no specific plans to do so.

         The Reporting Persons expect to explore from time to time a variety of plans and proposals with respect to the Company which could relate to strategic alliances or business combinations with third parties and/or equity investments in the Company by third parties. There can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing transactions or, even if such plans or proposals are developed, that any such transactions will be consummated.

         Other than as described herein, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of such shares or acquire additional shares or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions may be effected through open market purchases, privately negotiated transactions, tender offers to existing holders or through direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in any of the Specified Actions, and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         All references to the agreement described in this Item 4 are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. This Item 4 hereby incorporates by reference the information set forth in Item 6 with respect to contracts, arrangements, understandings or relationships with respect to the securities of the Company. See also Item 6.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (A) AND (B).

         By virtue of the Voting Agreement described in Item 6, pursuant to which Mr. Stein, Mrs. Stein, Paymentech and First USA have agreed with SOFTBANK Holdings and SOFTBANK Technology to vote their shares in furtherance of certain mutual agreements, SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK America, SOFTBANK, Son and STV may be deemed to have shared power to vote the Capital Stock (as defined herein) over which Mr. Stein, Mrs. Stein, Paymentech and First USA have or share the power to vote. As of April 30, 1998, the aggregate number of shares beneficially owned by Mr. Stein, Mrs. Stein, Paymentech and First USA was 3,321,217, representing 8.5% of the Common Stock.

         SOFTBANK Holdings.

         As the sole shareholder of SOFTBANK America, SOFTBANK Holdings may be deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to 21,151,550 shares of Common Stock. In addition, by virtue of the Voting Agreement, SOFTBANK Holdings may be deemed to have shared voting power with respect to 3,321,217 shares of Common Stock. As a result of the foregoing, SOFTBANK Holdings may be deemed to be the beneficial owner of an aggregate of 24,472,767 shares of Common Stock, comprising 62.7% of the Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed on November 6, 1998, and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). SOFTBANK Holdings disclaims beneficial ownership of the Common Stock beneficially owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 11 OF 19 PAGES
------------------------                            ---------------------------

         SOFTBANK Technology.

         SOFTBANK Technology is deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to 10,376,950 shares of Common Stock. In addition, by virtue of the Voting Agreement, SOFTBANK Technology may be deemed to have shared voting power with respect to 3,321,217 shares of Common Stock. As a result of the foregoing, SOFTBANK Technology may be deemed to be the beneficial owner of an aggregate of 13,698,167 shares of Common Stock, comprising 35.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed on November 6, 1998, and calculated as provided by Rule 13d-3 under the Exchange Act).

         SOFTBANK America.

         SOFTBANK America is deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to 10,575,775 shares of Common Stock. In addition, as STV's general partner, SOFTBANK America may be deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to an additional 10,575,775 shares of Common Stock and shared voting power with respect to 3,321,217 shares of Common Stock. As a result of the foregoing, SOFTBANK America may be deemed to be the beneficial owner of an aggregate of 24,472,767 shares of Common Stock, comprising 62.7% of the Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed on November 6, 1998, and calculated as provided by Rule 13d-3 under the Exchange Act). SOFTBANK America disclaims beneficial ownership of the Common Stock beneficially owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

         SOFTBANK; Son.

         As the parent of SOFTBANK Holdings and the direct and indirect owner of an approximate 43.3% interest of SOFTBANK, respectively, SOFTBANK and Son each may be deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to 21,151,550 shares of Common Stock and may be deemed to have shared voting power with respect to 3,321,217 shares of Common Stock. In addition, as a consequence of the consummation of the transactions contemplated in the Plan of Reorganization described in Item 6, SOFTBANK and Son each may be deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to the 879,488 shares of Common Stock SOFTVEN acquired. As a result of the foregoing, SOFTBANK and Son each may be deemed to be the beneficial owner of an aggregate of 25,352,255 shares of Common Stock, comprising 64.9% of the Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed on November 6, 1998, and calculated as provided by Rule 13d-3 under the Exchange Act). SOFTBANK and Son each disclaim beneficial ownership of the Common Stock beneficially owned by SOFTBANK Technology, SOFTBANK Advisors and STV.

         STV.

         As a general partner of SOFTBANK Technology and SOFTBANK Advisors, STV may be deemed to be the beneficial owner and to have sole voting power and sole dispositive power with respect to 10,575,775 shares of Common Stock and may be deemed to have shared voting power with respect to 3,321,217 shares of Common Stock. As a result of the foregoing, STV may be deemed to be the beneficial owner of an aggregate of 13,896,992 shares of Common Stock, comprising 35.6% of the Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 1998, as disclosed by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed on November 6, 1998, and calculated as provided by Rule 13d-3 under the Exchange Act.

         (C). None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, 3 or 4 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

         (D) AND (E). Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the execution of the Purchase Agreement, SOFTBANK Holdings entered into a Loan Agreement, dated as of April 30, 1998 (the "Loan Agreement"), with the Company. Under the Loan Agreement, SOFTBANK Holdings agreed

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 12 OF 19 PAGES
------------------------                            ---------------------------

to lend to the Company funds in an aggregate principal amount of up to $1,500,000 in installments of not less than $200,000 per advance. The first loan disbursement in the principal amount of $500,000 was made on April 30, 1998. Loans made under the Loan Agreement matured on July 31, 1998.

         Certain stockholders of the Company holding in the aggregate approximately 42.3% of the shares of Common Stock outstanding as of April 30, 1998 (the "Stockholders") entered into a Stockholders' Agreement, dated as of April 30, 1998 (the "Stockholders' Agreement"), in favor of SOFTBANK Technology and SOFTBANK Holdings. Pursuant to the Stockholders' Agreement, each Stockholder agreed that it would, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by such Stockholder (i) in favor of the Stock Issuances (as defined therein), the execution and delivery by the Company of the Purchase Agreement and the approval of the terms thereof and each of the other actions contemplated by the Purchase Agreement and the Stockholders' Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; and (iii) except as otherwise agreed to in writing in advance by SOFTBANK Holdings and SOFTBANK Technology, against the following actions (other than the Stock Issuances and the transactions contemplated by the Purchase Agreement):
(A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of all or substantially all of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) any material change in the capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-laws which, in the case of the matters referred to in this clause (C), is intended, or could reasonably be expected, to impede, delay or adversely affect the Stock Issuances and the transactions contemplated by the Purchase Agreement. Each Stockholder also agreed that it would not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements contained in the Stockholders' Agreement and delivered to SOFTBANK Technology and SOFTBANK Holdings irrevocable proxies to vote all of the shares of Common Stock beneficially owned by them, together with any shares acquired by them in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Stockholders' Agreement. The Stockholders' Agreement, and the proxies delivered in connection therewith, terminated on June 25, 1998.

         In connection with the execution of the Purchase Agreement, SOFTBANK Holdings and SOFTBANK Technology entered into a Voting Agreement, dated as of June 2, 1998 (the "Voting Agreement"), with Lee H. Stein ("Mr. Stein"), June L. Stein ("Mrs. Stein"), Paymentech Merchant Services, Inc. ("Paymentech") and First USA Financial, Inc. ("First USA") (collectively, the "Principal Stockholders"), regarding the composition of the Company's Board of Directors. Each party thereto agreed to vote all shares of capital stock of the Company (the "Capital Stock") over which it has or shares voting power to ensure that the Company's Certificate of Incorporation and By-laws provide for a Board of Directors of no less than five and no more than seven directors. In addition, the parties agreed that, for so long as the Voting Agreement remains in effect, one member of the Company's Board of Directors will be the designee of (and must at all times be acceptable to) Mr. Stein, one member of the Company's Board of Directors will be the designee of (and must at all times be acceptable to) Paymentech, and the remaining members of the Company's Board of Directors will be designees of (and must at all times be acceptable to) SOFTBANK Holdings and SOFTBANK Technology. The Voting Agreement became effective immediately upon the occurrence of the Closing (as defined in the Purchase Agreement). All rights and duties under the Voting Agreement terminate (1) as to all parties thereto, on the second anniversary of the Closing Date (as defined in the Purchase
Agreement) and (2) as to any Principal Stockholder, at such time as such Principal Stockholder beneficially owns less than 75% of the number of shares of the Company's Common Stock beneficially owned by such Principal Stockholder as of April 30, 1998.

         In connection with the Promissory Notes purchased pursuant to the Promissory Note and Stock Purchase Agreement, SOFTBANK Holdings entered into an Assignment Agreement, dated as of June 24, 1998 (the "Assignment Agreement"), with SOFTBANK Technology. Under the Assignment Agreement, SOFTBANK Holdings assigned a 50% interest in each promissory Note purchased by SOFTBANK Holdings pursuant to the Promissory Note and Stock Purchase Agreement, including, without limitation, the right to receive shares of the Company's Common Stock from the Company upon conversion of the principal of, and accrued interest on, the Promissory Notes as provided by the Conversion Agreement.

         The Company, SOFTBANK Holdings and SOFTBANK Technology entered into a Supplementary Purchase Agreement, dated as of June 12, 1998 (the "Supplementary Purchase Agreement"), pursuant to which SOFTBANK Holdings and SOFTBANK Technology each purchased an additional 312,500 shares of Common Stock (the "Additional Shares") on June 25, 1998 from the Company for a purchase price of $1.20 per share.

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 13 OF 19 PAGES
------------------------                            ---------------------------

         In connection with the Loan Agreement, SOFTBANK Holdings entered into a Loan Assignment Agreement, dated as of June 19, 1998 (the "Loan Assignment Agreement"), with Consolidated Email, Inc., a wholly-owned subsidiary of SOFTBANK Technology. Under the Loan Assignment Agreement, SOFTBANK Holdings assigned (i) its interest in and to all of its rights under the Loan Agreement with respect to certain loans in a principal amount of $700,000 plus interest (the "Assigned Loans") and (ii) a 50% interest in each promissory note delivered in connection with the Assigned Loans. At the Closing, the principal of, and accrued interest on, the promissory notes was converted into shares of Common Stock, and such Common Stock is to be held by SOFTBANK Technology.

         SOFTBANK Holdings, SOFTBANK Technology and E*TRADE Group, Inc. ("E*TRADE") entered into a Stock Purchase Agreement, dated as of June 23, 1998 (the "Stock Purchase Agreement"), pursuant to which on June 25, 1998 SOFTBANK Holdings and SOFTBANK Technology sold 416,667 and 416,666 shares of Common Stock, respectively, to E*TRADE for a purchase price of $0.60 per share.

         The Company entered into an Agreement and Plan of Reorganization, dated as of August 20, 1998 (the "Plan of Reorganization"), by and among the Company, Epub Holdings, Inc., Email Publishing, Inc. ("Epub") and certain stockholders of Epub, including SOFTVEN No. 2 Investment Enterprise Partnership, a Japanese partnership ("SOFTVEN"). SOFTBANK is the sole shareholder of SOFTVENTURE Capital Co., Ltd., Inc., a Japanese corporation that serves as the general partner of SOFTVEN. SOFTVEN owned 400,000 shares of Series A Preferred Stock of Epub and, after consummation of the Plan of Reorganization on December 9, 1998, acquired 879,488 shares of Common Stock in exchange for its shares of Epub capital stock.

         In connection with the execution of the Plan of Reorganization, SOFTBANK Holdings and SOFTBANK Technology entered into a Voting Agreement, dated as of August 20, 1998 (the "Epub Voting Agreement"), with Epub, Lee H. Stein, Paymentech and First USA. Each party thereto agreed to vote all shares of Capital Stock over which it has or shares voting power in favor of approval and adoption of the Plan of Reorganization and approval of the merger contemplated therein and in favor of any other actions contemplated by the Plan of Reorganization or required in furtherance of the merger contemplated therein which are submitted to a vote of the stockholders of the Company. Each of Lee H. Stein, SOFTBANK Holdings, SOFTBANK Technology, Paymentech and First USA delivered to the Board of Directors of Epub irrevocable proxies to vote all of their shares of Common Stock beneficially owned by them together with any acquired by them in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Epub Voting Agreement. The voting obligation of each of Lee H. Stein, SOFTBANK Holdings, SOFTBANK Technology,
Paymentech and First USA under the Epub Voting Agreement and the irrevocable proxies delivered pursuant thereto terminated on December 9, 1998.

         Pursuant to the Purchase Agreement, dated as of September 4, 1998 (the "September 1998 Purchase Agreement"), by and among the Company, SOFTBANK Holdings, SOFTBANK Technology and SOFTBANK Technology Advisors Fund, L.P. ("SOFTBANK Advisors"), SOFTBANK Holdings, SOFTBANK Technology and SOFTBANK Advisors each purchased 820,513, 805,087 and 15,426 shares of Common Stock, respectively, from the Company for a purchase price of $2.4375 per share. SOFTBANK Advisors is a Delaware limited partnership, and its general partner is STV. The transactions contemplated in the September 1998 Purchase Agreement were consummated on September 9, 1998.

         Except as described in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1, 2, 3 or 4 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         All references to the agreements described in this Item 6 are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. The information set forth in Item 4 is incorporated by reference in this Item 6. See also Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A    Agreement of Joint Filing,  dated as of January 11, 1999,
                       by  and  among  SOFTBANK  America,   SOFTBANK   Holdings,
                       SOFTBANK Technology, SOFTBANK, Son and STV

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 14 OF 19 PAGES
------------------------                            ---------------------------

          Exhibit B    Power of Attorney  (incorporated  by reference to Exhibit
                       24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

          Exhibit C    Stockholders'  Agreement,  dated as of April 30, 1998, by
                       the stockholders of the Company whose names appear on the signature page thereof, in favor of SOFTBANK Technology and SOFTBANK Holdings (filed previously on June 4, 1998)

          Exhibit D    Purchase  Agreement,  dated as of April 30, 1998,  by and
                       among  the  Company,   SOFTBANK   Holdings  and  SOFTBANK
                       Technology (filed previously on May 11, 1998)

          Exhibit E    Option  Agreement,  dated as of April  30,  1998,  by and
                       among SOFTBANK Technology, SOFTBANK Holdings and the persons and entities whose names appear on the signature page thereof (filed previously on June 4, 1998)

          Exhibit F    Promissory Note and Stock Purchase Agreement, dated as of
                       April 30, 1998, by and among SOFTBANK Holdings and the holders of Promissory Notes and Common Stock of the Company listed on Exhibit A thereto (filed previously on May 11, 1998)

          Exhibit G    Conversion Agreement,  dated as of April 30, 1998, by and
                       among  the  Company,  SOFTBANK  Technology  and  SOFTBANK
                       Holdings (filed previously on May 11, 1998)

          Exhibit H    Loan Agreement,  dated as of April 30, 1998, by and among
                       the Company and SOFTBANK Holdings (filed previously on May 11, 1998)

          Exhibit I Voting Agreement, dated as of June 2, 1998, by and among SOFTBANK Holdings, SOFTBANK Technology, Lee H. Stein, June L. Stein, Paymentech Merchant Services, Inc. and First USA Financial, Inc. (filed previously on June 4,
                       1998)

          Exhibit J    Supplementary  Purchase  Agreement,  dated as of June 12,
                       1998, by and among the Company, SOFTBANK Holdings and SOFTBANK Technology (filed previously on June 15, 1998)

          Exhibit K    Loan Assignment Agreement,  dated as of June 19, 1998, by
                       and among SOFTBANK Holdings and Consolidated  Email, Inc.
                       (filed previously on June 23, 1998)

          Exhibit L    Stock Purchase  Agreement,  dated as of June 23, 1998, by
                       and among  SOFTBANK  Holdings,  SOFTBANK  Technology  and
                       E*TRADE Group, Inc. (filed previously on June 29, 1998)

          Exhibit M    Assignment Agreement,  dated as of June 24, 1998, between
                       SOFTBANK   Holdings   and  SOFTBANK   Technology   (filed
                       previously on June 29, 1998)

          Exhibit N    Agreement and Plan of Reorganization,  dated as of August
                       20, 1998, by and among the Company, EPub Holdings,  Inc.,
                       Email Publishing, Inc., the stockholders listed on the signature pages thereto and Chase Manhattan Bank and Trust Company, N.A. (filed previously on August 24, 1998)

          Exhibit O    Voting  Agreement,  dated as of August 20, 1998,  between
                       Epub,  SOFTBANK  Holdings,  SOFTBANK  Technology,  Lee H.
                       Stein,  Paymentech  and First USA  (filed  previously  on
                       August 31, 1998)

          Exhibit P    Purchase Agreement, dated as of September 4, 1998, by and
                       among the Company, SOFTBANK Holdings, SOFTBANK Technology
                       and SOFTBANK  Advisors (filed previously on September 10,
                       1998)

          Exhibit Q    Subscription  Agreement,  dated  December  31,  1998,  by
                       SOFTBANK Holdings to SOFTBANK America

          Exhibit R    Power of Attorney

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 15 OF 19 PAGES
------------------------                            ---------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 1999                     SOFTBANK HOLDINGS INC.


                                     By: /s/ Stephen A. Grant
                                         ---------------------------------
                                         Name: Stephen A. Grant
                                         Title: Attorney-in-Fact


                                     SOFTBANK TECHNOLOGY VENTURES IV L.P.


                                     By: STV IV LLC
                                         Its General Partner

                                         By: /s/ Stephen A. Grant
                                             -----------------------------
                                             Name: Stephen A. Grant
                                             Title:  Attorney-in-Fact


                                     SOFTBANK AMERICA


                                     By: /s/ Stephen A. Grant
                                         ---------------------------------
                                         Name: Stephen A. Grant
                                         Title:  Attorney-in-Fact


                                     SOFTBANK CORPORATION


                                     By: /s/ Stephen A. Grant
                                         ---------------------------------
                                         Name: Stephen A. Grant
                                         Title:  Attorney-in-Fact


                                     MASAYOSHI SON


                                     By: /s/ Stephen A. Grant
                                         ---------------------------------
                                         Name: Stephen A. Grant
                                         Title:  Attorney-in-Fact


                                     STV IV LLC


                                     By: /s/ Stephen A. Grant
                                         ---------------------------------
                                         Name: Stephen A. Grant
                                         Title:  Attorney-in-Fact

------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 16 OF 19 PAGES
------------------------                            ---------------------------

                                   SCHEDULE 1

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA
              ----------------------------------------------------

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan.

         All directors and executive officers listed below are United States citizens, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, each a citizen of Japan.

NAME                       POSITION                           PRESENT AND PRINCIPAL OCCUPATION
----                       --------                           --------------------------------

Masayoshi Son              Chairman and Director              President and Chief Executive Officer of SOFTBANK

Ronald D. Fisher           Vice Chairman and Director         Vice Chairman of SOFTBANK Holdings

Yoshitaka Kitao            Director                           Executive Vice President and Chief Financial Officer of
                                                              SOFTBANK

Steven Murray              Treasurer                          Controller of SOFTBANK Holdings

Hitoshi Hasegawa           Secretary                          General Counsel of SOFTBANK


------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 17 OF 19 PAGES
------------------------                            ---------------------------

                                   SCHEDULE 2

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS
              -----------------------------------------------------

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. The business address for Stephen A. Grant is 125 Broad Street, New York, New York 10004.

         All directors and executive officers listed below are United States citizens, except Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

NAME                       POSITION                           PRESENT AND PRINCIPAL OCCUPATION
----                       --------                           --------------------------------

Masayoshi Son              Chairman and Director              President and Chief Executive Officer of SOFTBANK

Ronald D. Fisher           Vice Chairman and Director         Vice Chairman of SOFTBANK Holdings

Yoshitaka Kitao            Director                           Executive Vice President and Chief Financial Officer of
                                                              SOFTBANK

Gary Rieschel              Senior Vice President              Executive Managing Director of STV

Stephen A. Grant           Secretary                          Partner, Sullivan & Cromwell.

Thomas L. Wright           Vice President and Treasurer       Treasurer of Ziff-Davis Inc.

Louis Demarco              Vice President-Tax                 Vice President-Tax of SOFTBANK Holdings

Charles R. Lax             Vice President                     Managing Director of STV


------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 18 OF 19 PAGES
------------------------                            ---------------------------

                                   SCHEDULE 3

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORPORATION
            --------------------------------------------------------

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                       POSITION                           PRESENT AND PRINCIPAL OCCUPATION
----                       --------                           --------------------------------

Masayoshi Son              President, Chief Executive         President and Chief Executive Officer of SOFTBANK
                           and Director

Ken Miyauchi               Executive Vice President,          Executive Vice President and director of SOFTBANK
                           Software & Network Products
                           Division, and Director

Norikazu Ishikawa          Executive Vice President,          Executive Vice President of SOFTBANK
                           Human Resources and General
                           Affairs Division, and Director

Yoshitaka Kitao            Executive Vice President,          Executive Vice President and Chief Financial Officer of
                           Chief Financial Officer and        SOFTBANK
                           Director

Makoto Okazaki             Executive Vice President,          Executive Vice President of SOFTBANK
                           Publishing Division, and
                           Director

Takashi Eguchi             Director                           President and Chief Executive Officer of PASONA SOFTBANK
                                                              Inc.

Ronald D. Fisher           Director                           Vice Chairman of SOFTBANK Holdings

Katsura Sato               Full-Time Corporate Auditor        Full-Time Corporate Auditor of SOFTBANK

Saburo Kobayashi           Corporate Auditor                  Corporate Auditor of SOFTBANK

Hidekazu Kubokawa          Corporate Auditor                  Corporate Auditor of SOFTBANK

Masahiro Inoue             Director                           President and Chief Executive Officer of Yahoo Japan Corporation

Eric Hippeau               Director                           Chairman and Chief Executive Officer of Ziff-Davis, Inc.

Mitsuo Sano                Full-Time Corporate Auditor        Full-Time Corporate Auditor of SOFTBANK


------------------------                            ---------------------------
CUSIP NO.  337486 10 4                                 PAGE 19 OF 19 PAGES
------------------------                            ---------------------------

                                   SCHEDULE 4

                                 OFFICERS OF STV
                                 ---------------

         The business address for each of the individuals listed below is 333 West San Carlos Street, Suite 1225, San Jose, California 95110. Each of the individuals listed below is a United States citizen.

NAME                       POSITION                           PRESENT AND PRINCIPAL OCCUPATION
----                       --------                           --------------------------------

Bradley A. Feld            Managing Director                  Managing Director of STV

Charles R. Lax             Managing Director                  Managing Director of STV

Gary Rieschel              Executive Manager Director         Executive Managing Director of STV

E. Scott Russell           Managing Director                  Managing Director of STV

Ronald D. Fisher           Administrative Managing            Vice Chairman of SOFTBANK Holdings
                           Director
